March 13, 2015

VIA EDGAR SUBMISSION

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; mail stop 4561
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander, S.A. Form 20-F for the Fiscal Year Ended December 31, 2013 Filed April 29, 2014 Form 6-K Furnished May 1, 2014 File No. 001-12518

Dear Ms. Ciboroski:

On behalf of Banco Santander, S.A. (“Santander” or the “Bank”), I hereby submit Santander’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 20, 2015 in connection with the above referenced Annual Report on Form 20-F (the “20-F”) and Form 6-K (the “6-K”) of Santander.

I set forth below our responses to each of the Staff’s comments, indicating each comment in boldface text with our response below.

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1.
Please refer to our prior comment 1. You state that one of the reasons the loan portfolio required an allowance subsequent to the change in control was due to increased delinquency trends. We note in Santander Holdings USA’s Form 10-Q for the quarterly period ended March 31, 2014 that delinquent auto loans increased significantly in the 60-89 days past due category and in Santander Holdings USA’s Form 10-Q for the quarterly period ended June 30, 2014 and September 30, 2014, auto loans in the 30-59 days past due also increased significantly. Considering that these loans became past due so soon after reconsolidation, please tell us how you determined that the additional impairment losses were not already incurred at the date of change in control. In this regard, please provide your analysis as to how you considered that an adjustment to the provisional fair value amounts recorded at reconsolidation should not be adjusted. Refer to paragraphs 45 through 49 of IFRS 3.

Response

Our loan portfolio includes loans originated by SCUSA after the change in control (“Post-Change in Control Loans”) as well as loans acquired in connection with the change in control (“Pre-Change in Control Loans”).

•
Post-Change in Control Loans: these loans are carried at amortized cost, net of allowance for loan losses. Provisions for loan losses are charged to operations in amounts sufficient to maintain the allowance for loan losses at levels considered adequate to cover incurred credit losses inherent in our post acquisition finance receivables.

•
Pre-Change in Control Loans: these loans were adjusted to fair value at the date of the change in control. Subsequent to the change in control, we recognize an allowance for loan loss through a charge to provision expense when the recorded investment exceeds unpaid principal balances net of estimated incurred losses.

All of the Pre-Change in Control Loans were recorded at a discount as of the date of the change in control. The valuation of the loans at fair value, based on an independent external appraisal report, was made using a discounted cash flow model and incorporating the following assumptions or inputs: (i) default probabilities; (ii) default severity / recovery rates; (iii) prepayment (ABS) rates; and (iv) discount rate assumptions.  Default probabilities (i.e. delinquency rates) and projected loss assumptions/default severities (which consider, among others, net charge-offs and car values) were calculated based on the historical data observed in comparable market securitizations (including the historical performance of SCUSA’s active securitizations when available) and published market data.

We respectfully advise the Staff that we made an analysis of the fair value of the Pre-Change in Control Loans that would result considering the actual behaviour experienced by that portfolio during 2014 and we noted that the value resulting from such analysis was in the range of the fair value estimated based on the independent external appraisal report.

Moreover, we confirm to the Staff that almost all of the allowance for loan losses recognized through a charge to provision expense during 2014 was related to the Post-Change in Control Loans.

Accordingly, we do not believe that an adjustment to the provisional fair value amount is required based on our consideration of paragraphs 45 through 49 of IFRS 3.

2.
You discuss higher than expected delinquency trends and charge-offs and declining car values as drivers of the need for a subsequent allowance related to these loans. Please tell us how these factors were considered in the original estimate of fair value. In this regard, please discuss the difference between assumed delinquencies and car values at the date of reconsolidation and the subsequent trends you experienced at each quarterly period.

Response

As explained in our response to comment 1 above, almost all of the allowance for loan losses recognized through a charge to provision expense during 2014 was related to the Post-Change in Control Loans. The higher allowance for loan losses observed during 2014 was driven by the following factors:

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Strong new originations: Gross loans balance amounted to $27.7 billion as December 31, 2014, out of which almost $14 billion were originated after the change in control date. Additionally, another $0.7 billion were originated after the change in control date and charged off during 2014.

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Net charge-off rate was 7.3% in 2014  compared with 5.8% in 2013, due to: i) increased competition which made it more difficult to price for incremental risk; and ii) higher losses than those expected at origination of the portfolio originated during 2014 under the Chrysler agreement (changes in our underwriting models were implemented by the end of 2014 to consider this information).

Additionally, we respectfully advise the  Staff that as of December 31, 2014, over 79% of our vehicle consumer loans in SCUSA were nonprime receivables with obligors who did not qualify for conventional consumer finance products as a result of, among other things, a lack of credit history, low income levels and/or the inability to provide adequate down payments. While underwriter guidelines were designed to establish that notwithstanding such factors, the obligor would be a reasonable credit risk, these receivables nonetheless experience higher default rates than a portfolio of obligations of prime obligors.

Finally, in relation to the consideration of the possible effect of these trends in the fair value of the Pre-Change in Control Loans, we refer to our response to comment 1 above.

3.
Please tell us whether you include the loans acquired upon change of control in the same loan pools as your originated loans or whether you segregate these loans into a separate pool and evaluate historical loss rates separately from loans you originate. Please also address the following:

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If you do not segregate these loans, please tell us how you determined the loans acquired upon change of control have similar risk characteristics as those you have originated considering that the loans acquired upon change of control have a measurement of loss already contemplated in the carrying value of the loans. Please also tell us whether you apply the loss rates to the net amortized value of the loan, the contractual balance of the loan, or some other amount.

•	If you do segregate these loans, please tell us how you determined the appropriate loss rates to apply given the limited history of performance subsequent to reconsolidation.

Response

We respectfully inform the Staff that we do not segregate Pre-Change in Control Loans and Post-Change in Control Loans into separate loan pools to evaluate historical loss rates as these loans have similar risk characteristics (they are underwritten in the same way and under the same programs (e.g. relating to the agreement with Chrysler)).  Our subsidiary SCUSA continues to manage and monitor its loan portfolio by vintage and not considering the change in control date. We also confirm to the Staff that to estimate incurred losses we apply the loss rate to the unpaid principal balance. As described above we recognize an allowance for loan loss through a charge to provision expense when the recorded investment (which in the case of Pre-Change in Control Loans is based on the fair value at the date of the change in control) exceeds unpaid principal balances net of estimated incurred losses. As a result we believe our allowance for loan losses is appropriately stated to cover our estimate of inherent losses in these portfolios.

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In addition, as requested, we acknowledge that:

•	Santander is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Santander may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or the responses, please do not hesitate to contact the undersigned at +34-912891905.

Very truly yours
/s/ José García Cantera
José García Cantera Chief Financial Officer

cc:	Mr. José Manuel de Araluce, Banco Santander S.A. Mr. Javier del Castillo, Banco Santander S.A. Mr. Nicholas A Kronfeld, Davis Polk & Wardwell LLP Mr. Ignacio Gutiérrez, Deloitte, S.L.